TransMontaigne Partners L.P.

1670 Broadway, Suite 3100

Denver, Colorado 80202

August 31, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  H. Roger Schwall

Re:	TransMontaigne Partners L.P.
Registration Statement on Form S-3
Filed May 13, 2016
File No. 333-211367

Dear Mr. Schwall:

TransMontaigne Partners L.P. (the “Partnership”) hereby requests to withdraw the acceleration request that the Partnership delivered to you on August 29, 2016.

[Signature page follows]

If you have any questions or require additional information, please contact Ryan J. Maierson, Esq. of Latham & Watkins LLP at (713) 546-7420.  Thank you for your assistance and cooperation in this matter.

Very truly yours,

TRANSMONTAIGNE PARTNERS L.P.

		By:	TransMontaigne GP L.L.C., its General Partner

		By:	/s/ Michael A. Hammell
Michael A. Hammell
Executive Vice President, General Counsel and Secretary

cc:	Ryan J. Maierson, Esq., Latham & Watkins LLP